Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), June 22, 2026 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 250 million share buyback program announced on April 10, 2026, as the second tranche of the multi-year share buyback program of approximately Euro 3.5 billion expected to be executed by 2030 in line with the disclosure made during the 2025 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
11/06/2026	2,057	302.4005	622,037.83	—	—	—	—	2,057	302.4005	622,037.83
12/06/2026	8,756	306.3630	2,682,514.43	—	—	—	—	8,756	306.3630	2,682,514.43
15/06/2026	—	—	—	5,390	371.0254	1,999,826.91	1,722,949.00	5,390	319.6566	1,722,949.00
16/06/2026	—	—	—	6,792	368.0724	2,499,947.74	2,156,242.66	6,792	317.4680	2,156,242.66
17/06/2026	10,000	309.6735	3,096,735.00	6,968	358.7552	2,499,806.23	2,156,678.66	16,968	309.6071	5,253,413.66
18/06/2026	5,374	310.2139	1,667,089.50	—	—	—	—	5,374	310.2139	1,667,089.50
19/06/2026	9,886	310.7650	3,072,222.79	—	—	—	—	9,886	310.7650	3,072,222.79
Total	36,073	308.8349	11,140,599.55	19,150	365.5134	6,999,580.88	6,035,870.32	55,223	311.0383	17,176,469.87

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such Second Tranche till June 19, 2026, the total invested consideration has been:
•Euro 125,381,403.07 for No. 427,782 common shares purchased on the EXM
•USD 27,498,361.68 (Euro 23,588,607.38*) for No. 81,237 common shares purchased on the NYSE.

As of June 19, 2026 the Company held in treasury No. 17,928,690 common shares, net of shares assigned under the Company’s equity incentive plan, corresponding to 9.25% of the then total issued common shares. Including the special voting shares, the Company held in treasury 9.57% of the then

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

total issued share capital. For the avoidance of doubt, the cancellation of treasury shares, as approved by the Annual General Meeting of Shareholders of the Company held on April 15, 2026, has not yet been effectuated and therefore has not been taken into account for such calculations.

Since January 5, 2026, start date of the multi-year share buyback program of approximately Euro 3.5 billion announced during the 2025 Capital Markets Day, until June 19, 2026, the Company has purchased a total of 1,394,464 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 409,728,095.47.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
Email: media@ferrari.com
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